Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

The following is a transcript of an episode of the Spotify podcast “Mom’s Basement” hosted by FaZe Clan co-founder Richard Gordon Bengston II (“FaZe Banks”) and Daniel Keem (“Keemstar”), published on November 4, 2021. It relates to the proposed merger involving B. Riley Principal 150 Merger Corp. (“BRPM”) with FaZe Clan Inc. (“FaZe Clan”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 24, 2021.

Introduction (00:00):

Welcome to Mom’s Basement, exclusively on Spotify, with your hosts Killer Keemstar and FaZe Banks.

(singing)

Keemstar (00:28):

And ladies and gentlemen, welcome back to Mom’s Basement. We’ve been talking about a lot of drama, a lot of down stuff, and today we have good news surrounding FaZe Banks and FaZe Clan. Got ahead, Banks.

FaZe Banks (00:42):

Today’s episode is definitely more of a real, more of a real-life career type. It’s great, great shit. This is what we do this for, right Keem? I know you-

Keemstar (00:42):

Absolutely.

FaZe Banks (00:52):

... have a big announcement, or you just announced something on your YouTube. You’ve been throwing the word retirement around, which is interesting.

Keemstar (01:00):

We’ll get into that towards the end. I want to even go into more details on Mom’s Basement. Because it’s Mom’s Basement, this is the place to do it, than what I did on YouTube. But we’ll talk about that. But first-

FaZe Banks (01:12):

All right. So I guess we’ll start with the FaZe shit. So yesterday we announced our plans to take the company public through a SPAC deal, taking (beep). Lee’s already like... I got Lee Trink here with me. He’s our operational CEO, partner in crime. Honestly, Lee made this all possible for us. You already know me and fucking Tommy aren’t taking this bitch public. We don’t know. You know what I mean? We don’t do the business stuff, too much of the business stuff. So we got Lee here. Lee, you want to introduce yourself?

Lee Trink (01:48):

Yeah. How’s it going, guys? Thanks for having me on.

FaZe Banks (01:51):

There’s a lot of shit. So I figured it would be good to have Lee come on here, because, right away, obviously, the whole fucking team, I had 16 people hitting me from all angles, like, “Be careful about what you talk about. You can’t talk about this. Can’t talk about this. Can’t talk about that.”

Keemstar (02:04):

Can you even say we’re (beep).

Lee Trink (02:07):

You blew it on the intro.

Keemstar (02:09):

I can’t say that?

Lee Trink (02:10):

You actually violated the rules on the intro. So maybe we beep it or something.

Keemstar (02:14):

So to the editor, beep (beep).

Lee Trink (02:21):

And we might have to take the whole thing out.

FaZe Banks (02:24):

It’s a little bit silly, but there are reasons and rules and regulations, and it’s meant to keep things fair, and to keep everybody on an even playing field. Because now, for people who don’t know, what does it mean, us going public? What does that mean exactly?

Lee Trink (02:37):

So what it means is our fans or other people are actually allowed to own a piece of FaZe and take the ride with us. And I mean, it’s super exciting for us. I mean, we can get into this back stuff when you want, and can give a little more color on it. But we’re entering the major leagues in a very different way.

FaZe Banks (03:02):

Friends, family. Even our competition, right? Really, anybody know.

Lee Trink (03:05):

Absolutely. Listen, I think yesterday1 was a big win for the gaming industry overall.

[1]	On October 25, 2021, FaZe Clan Inc. (“FaZe Clan”) announced it has entered into a definitive merger agreement to combine with B. Riley Principal 150 Merger Corp. (“BRPM”) in order to become a publicly listed company (the “Business Combination”).

FaZe Banks (03:10):

Definitely, definitely. You saw guys like Nadeshot, and pretty much everybody, all the big streamers, everybody in the industry, just applauding us, and super excited for us. I mean, if we win-

Keemstar (03:22):

Now, what happens, hypothetically speaking, if Nadeshot comes in, he buys as much shares as he possibly can, then he gets a board seat, and then votes to change the name to 100 Thieves?

Lee Trink (03:35):

I don’t think that much of the stock is available to buy. The current shareholders of FaZe right now still own the majority of the whole company,2 even though we’re putting a lot of shares out in the marketplace for people to buy.3 But it’s not a controlling interest.

FaZe Banks (04:10):

Yeah, tick. Sick, it’s awesome. It’s huge for us, man. We’ve been working on this fucking thing now for 11 years, coming up on 12 years. This last year has flown by, huh?

Lee Trink (04:21):

It actually has been.

FaZe Banks (04:22):

It feels like we just celebrated the 11 year, and in March it’ll be 12.

Keemstar (04:28):

It breaks my heart a little bit though. Imagine if the ticker was FaZe.

Lee Trink (04:33):

It’s going to be FaZe.4

FaZe Banks (04:35):

Well that’s the plan.

Lee Trink (04:36):

That’s [crosstalk 00:04:37].

[2]	Immediately after the closing of the proposed Business Combination, existing stockholders of FaZe Clan are expected to collectively own a majority interest in the combined company.
[3]	Existing public stockholders of BRPM may trade their shares in the market.
[4]	Upon completion of the proposed Business Combination, BRPM will change its name to “FaZe Holdings Inc.” The combined company’s common stock is expected to be listed on NASDAQ under the new ticker symbol “FAZE.”

Keemstar (04:36):

It is?

Lee Trink (04:38):

Yeah, yeah. So, I mean, look, do you want me to talk-

Keemstar (04:41):

Yeah.

FaZe Banks (04:42):

Just break it down, break it down.

Lee Trink (04:44):

Just to give people a sense of what this is and how it happens, what’s a SPAC. Some people probably don’t even know what that is.

FaZe Banks (04:51):

I barely even know what it is.

Lee Trink (04:53):

So look, I mean, you’ll be able to ask me questions in realtime.

Keemstar (04:55):

And we’ve sat for hours and hours and hours.

FaZe Banks (04:58):

It’s true, it’s true.

Lee Trink (04:59):

It’s complicated. The whole thing it’s complicated. So just again, maybe I’ll have some boring elements of this. We can cut that out later.

FaZe Banks (05:07):

Think it’s really interesting, actually. I think people are going to want to hear this.

Lee Trink (05:10):

Just even the name SPAC, it’s actually an acronym. It’s a special-purpose acquisition company. So basically, what it is, is a group of people decide to raise a bunch of money, and create a public company with one purpose. And that purpose is to acquire a business. And those people are not meant to operate the new business. All they did was they raised a stack of money, and they’re looking for a target. And so basically, we found a SPAC partner that we liked. We interviewed maybe 15 different SPACs with a different amount of money, anywhere from 150 million in the bank to 350, even one of them was. And what happens is we combine the two companies, and all of a sudden we have that money.5

[5]	Assuming no redemptions and without deducting transaction expenses, approximately $173 million from BRPM’s trust account would be part of the transaction proceeds available at closing to be used to fund the growth of FaZe Clan.

FaZe Banks (06:07):

They essentially with that money buy a piece of the company?

Lee Trink (06:11):

We actually merge the two companies together, all right? We merge the two companies together. Our management team takes over. So they don’t change the way we operate. They don’t change anything. I mean, it’s critical, right?

FaZe Banks (06:11):

Very important, yep.

Lee Trink (06:24):

Especially something like FaZe is not for rookies. And so we get their cash.6

Lee Trink (06:43):

... BRPM, converts to FAZE when it’s called a De-SPAC. That’s the moment. So right now, all we did yesterday was we announced that we’re going to be public.7 And the reason why there’s a lot of sensitivity around what we say is, it’s because there’s SEC scrutiny over really every component of the deal, every component of conversations.

For example, when this goes live, we are going to have to file a transcript with the SEC of this show.

FaZe Banks (07:20):

Word-for-word?

Lee Trink (07:21):

Word-for-word. It’s going to be a word-for-word transcript of it. And part of the reason why... What we have to be careful of is you don’t want to give insider information. So there’s two components. It’s material, non-public information. That’s what we can’t talk about. Anything that we haven’t put out in the public in the correct way shouldn’t be something we talked about.

FaZe Banks (07:44):

Guys, you’d be blown away if you... Some of the examples, even right before we got on the show, something just really off the cuff, and in my opinion, something that really isn’t a huge deal, and maybe even kind of fucking obvious. You know what I mean?

[6]	Assuming no redemptions and without deducting transaction expenses, approximately $173 million from BRPM’s trust account would be part of the transaction proceeds available at closing to be used to fund the growth of FaZe Clan.
[7]	On October 25, 2021, FaZe Clan Inc. (“FaZe Clan”) announced it has entered into a definitive merger agreement (the “Merger Agreement”) to combine with B. Riley Principal 150 Merger Corp. (“BRPM”) in order to become a publicly listed company (the “Business Combination”).

Lee Trink (07:57):

I agree.

FaZe Banks (07:57):

Something that I would feel free, openly speaking, about on the show pre-SPAC, we just simply can’t talk about.

Lee Trink (08:07):

Just teasing information doesn’t work. Now with the eyes that are on us, when we release information, we have to release it a certain way widely to the public. And basically it’s so people who listen to Mom’s Basement don’t have an advantage over people that don’t listen to Mom’s Basement, is kind of that point. So we combine with this other company.

There’s another part of the us that we do, and that’s called raising the PIPE, and PIPE is also an acronym of private investment in public entity. And it might be equity. I might be getting that wrong. But it’s PIPE.

FaZe Banks (08:58):

There’s too many of these fucking acronyms.

Lee Trink (09:02):

And our goal was we were going to raise $100 million of that PIPE. So we did 50 presentations to different groups trying to raise $100 million. This has been over the last three weeks. And what that does is you’re raising money at the valuation that you agreed upon with the SPAC partner. So basically it’s a negotiation. There’s a SPAC partner.

FaZe Banks (09:29):

And is that the billion-dollar number that’s been floating around?8

Lee Trink (09:31):

So that includes the cash that we’re going to have on the balance sheet. So the transaction that we did, so the way we did the deal was FaZe was valued at $650 million. And so you take the 173 of the money they already had, 9 and then there’s the 100 million in PIPE.10 Because coming up with that $650 million number is a negotiation based on the money that we’re making this year, and the growth that we’ve had, and what we believe we’re making next year, and going forward.

[8]	The proposed Business Combination implies an equity value of approximately $1 billion for the combined company (assuming no redemptions).
[9]	Assuming no redemptions and without deducting transaction expenses, approximately $173 million from BRPM’s trust account would be part of the transaction proceeds available at closing to be used to fund the growth of FaZe Clan.
[10]	On October 24, 2021, concurrently with the execution of the Merger Agreement, BRPM entered into subscription agreements with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, BRPM agreed to issue and sell to the PIPE Investors in private placements, an aggregate of 11,800,000 shares of Class A common stock at $10.00 per share, for an aggregate purchase price of $118,000,000.

Lee Trink (10:39):

Well, here’s the cool thing. So we went out to raise $100 million, and we had enough interest that we ended up raising $118 million.

FaZe Banks (10:39):

Sick.

Lee Trink (10:49):

And so we took more money in, because we had more interest. And so now we’ve got the 17311 with the 118, and the 650 valuation. So that’s basically how you get to... I mean, the reality is yesterday we sort of launched at under a billion, and the market had a really great reaction. I mean, look, it’s been an amazing-

Lee Trink (11:19):

So the way it works is, so B. Riley launched their SPAC earlier this year, February. All SPACs, they start on day one at 10 bucks. Before we announced I think they were 9.70. And so they were just under $10. Then we announced the deal, and because people understand that BRPM is going to eventually turn into-

FaZe Banks (11:50):

Become FaZe?

Lee Trink (11:51):

... FaZe. Right.

FaZe Banks (11:51):

Which is going to be so fucking cool to see that.

Lee Trink (11:53):

I mean, it’s going to be incredible.

FaZe Banks (11:54):

[crosstalk 00:11:54] when that’s supposed to happen?

Lee Trink (11:54):

Yeah, sure.

Keemstar (11:54):

Guys, can I bring up a point real quick?

[11]	Assuming no redemptions and without deducting transaction expenses, approximately $173 million from BRPM’s trust account would be part of the transaction proceeds available at closing to be used to fund the growth of FaZe Clan.

FaZe Banks (11:57):

Yeah, go ahead.

Keemstar (12:00):

It’s so insane how the internet is. Everything that Lee just explained, you’d have to go to some school or college to learn all this. How insane is the internet that just the regular... I know I got some viewers that are probably working at fast food that are getting this crazy education about how all this works. Back in the day before the internet, where would you get that? You’d have to go read a book or something. It’s just insane.

Lee Trink (12:24):

[crosstalk 00:12:24] talk about it with my dad. There were no tools for our business before.

FaZe Banks (12:27):

The internet is the great equalizers. It really fucking is. I mean, even just my perspective on life, and my journey through life, has been a fucking full-blown movie, if we’re being honest. This is unbelievable. This is something that should have never been possible for me. But somehow it is. FaZe Clan has been such a beautiful fucking story. And the only thing that made any of this possible, really... I mean, it was a lot of people, a lot of individuals. I’d like to think I put in some work too. But ultimately it was the fucking internet, and tutorials and how-tos and shit.

Lee Trink (13:05):

The internet wins again.

Keemstar (13:06):

YouTube college. Dude, if there’s anything broken in your house, you search up a YouTube video. It’s insane.

FaZe Banks (13:12):

We’ve said it before. It will show you can learn how to fucking... In 2021 you can learn how to build a fucking car from scratch on... It’s crazy.

Keemstar (13:21):

You can. You actually can.

FaZe Banks (13:22):

It’s crazy. But what were we just talking about? Can we talk about when that switch is supposed to happen?

Lee Trink (13:27):

Yeah, the timing. So you file a lot of... Even when we announce you have to file a lot of stuff with the SEC, and they begin to evaluate the transaction. They’re here to protect shareholders. They’re here to protect the current shareholders. They’re here to protect future shareholders. So there’s a lot of scrutiny, and there’s a lot of process in them looking at the FaZe as a business. And so just at the moment the SEC is backlogged. They’re just another entity like anything else. And so it takes time to just move its way through the SEC. And so we think it’s going to be... I mean, we’re talking about first quarter of next year at some point. It could be time during the winter.12

FaZe Banks (14:14):

February or March?

Lee Trink (14:14):

Yeah, yeah. But we feel pretty confident that the timing will work out for then. And then that’s when BRPM turns into FaZe. That’s when we actually get the cash to start investing into the business.

FaZe Banks (14:28):

That’s when the fucking fun begins, boys. And I don’t know how much we can talk about... We really can’t talk about what our plans are with that money, can we?

Lee Trink (14:35):

We can, because as part of the presentations that we made to the PIPE investors, we had to file that. So there’s a whole deck that we created, not only a deck that we created, but also even the way we talk about it, the way I talk about it, the way our CFO talks about it, we recorded that, and that’s public. So you can go... I actually don’t know where it’s... It’s probably actually on our website somewhere.13

FaZe Banks (15:01):

You can go find this?

Lee Trink (15:01):

There’s an investor site.

FaZe Banks (15:03):

You can go find this?

Lee Trink (15:03):

Yeah, you can listen to the whole presentation.

FaZe Banks (15:06):

So it’s public information. Sick.

[12]	Neither the SEC nor any state securities commission will approve or disapprove of the business combination, pass upon the merits or fairness of the Merger Agreement or the transactions contemplated thereby, or pass upon the adequacy or accuracy of disclosures made by BRPM or FaZe. Any representation to the contrary is a criminal offense.
[13]	The investor presentation is available at https://fazeweb-assets.s3.amazonaws.com/press-release/investor-presentation.pdf.

Lee Trink (15:08):

And so we have a lot of concepts around the plans, and what we’re going to do with the money.

FaZe Banks (15:13):

That’s a lot of fucking money, liquid, to be able to spend and build the company with.

Lee Trink (15:19):

I think what’s sick is we’ve never really been flush, ever.

FaZe Banks (15:22):

That’s what I was about to say.

Lee Trink (15:23):

And we built this without really having really donor pocket.

FaZe Banks (15:27):

Dude, and for most of the... I mean, we’ve cleaned it up and really structured things up a lot over the last... What would you say? Three years, maybe?

FaZe Banks (15:39):

In the earliest days, mostly, but we’ve traded our platform and our audience to level up, and to climb the ladder, and to fucking make moves. The most famous example would be our house in New York with G Fuel. It was like, we don’t fucking have money to do that. Even a simple four or $5,000 a month, we didn’t have the money to do that. And we took on G Fuel as a sponsor to cover the house that changed the whole game for us. We’ve had to be very resourceful. We’ve had to pretty much do this with no money. Now we got it back.

Lee Trink (16:23):

No, but that’s what’s so exciting. Even just investing and doing cool shit. You know it’s always a challenge. We want do something cool, and we’ve got to sweat the money. And it’s not like we’re going to go blow our brains out. We’re going to be smart about it. But we’re really able to invest in the things that matter most.

FaZe Banks (16:44):

Well, I think if anything, the fact that we’ve had no money is going to-

Lee Trink (16:48):

Give us the discipline.

FaZe Banks (16:49):

... give us such an advantage, because we have so many ways of making things happen without money. And even in the calls we talk about just our everyday, what’s next, building the company-type calls. It’s always been like that. It’s always been like, “Well, we need this much money to do this. Where are we going to get it? How’s it...”

Lee Trink (17:08):

And we’ve had to make a lot of sacrifices, Even on ideas. We have the fully... And probably, it’s a lot of them, your ideas that are big, amazing ideas, that we got to cut back sometimes, because we just can’t spend the dough. And so now we’re going to be able to make different choices, invest in making the brand cooler, more exciting, invest in our community. I think that’s the most exciting part of this.

FaZe Banks (17:32):

And now more than ever, I mean, over the last couple years, eSports has sparked such a fucking interest in traditional business, and just money. And people notice it for really what it is, and it’s the future. And this shit isn’t going anywhere. I think it’s the future of competition in sports in general, and just it has a huge fucking, it owns a huge chunk of just entertainment in general.

Lee Trink (17:55):

And growing.

FaZe Banks (17:56):

We’re sitting in such a great, cool spot, and I think that’s why we have this crazy interest from these SPAC partners

Keemstar (18:07):

There’s been a lot of announcements around FaZe that big announcement, like when Lil Yachty joined. I’m just thinking of just things off the top of my head. You’ve had some rapper investors and whatnot. But for me it was working with McDonald’s. That is such a huge, huge thing.

FaZe Banks (18:25):

Everyone has a different one. We’ve done a lot, man.

Lee Trink (18:27):

But FaZe McDonald, when they changed their socials to FaZe McDonald’s, that was really...

FaZe Banks (18:32):

Awesome.

Keemstar (18:32):

And that’s McDonald’s.

Lee Trink (18:32):

But by the way, that also shows that they know what matters to...

FaZe Banks (18:36):

For sure, for sure.

Lee Trink (18:37):

They’re tapped in, right?

Keemstar (18:38):

That’s not some little thing. That’s McDonald’s.

FaZe Banks (18:41):

It’s one of the biggest companies on earth.

Lee Trink (18:43):

By the way, I would mention that... I told the story of what we did and, and allowed our fans to join FaZe for a day, in the management presentations, and I mentioned changing their socials to FaZe McDonald’s. And for our community, that’s like changing the buildings. It’s a digital version of putting FaZe McDonald’s on the buildings.

FaZe Banks (19:03):

It is, it is. It’s like putting the FaZe logo in place of the fucking golden arches, it really is.

Keemstar (19:07):

That’s wild.

FaZe Banks (19:08):

But what this money ultimately means for us is the ability to fucking really do whatever. Like you said, no more restrictions, or way less restrictions. We get to talk about things that we’ve never talked about, like acquiring shit, acquiring IP.

Lee Trink (19:26):

Big part of the strategy.

FaZe Banks (19:27):

And acquiring other companies that align with our brand, and what we’re doing and what we want to do. So it’s like, I don’t know, man. It’s next level. It’s crazy.

FaZe Banks (20:07):

The shift is real. It’s very real.

Lee Trink (20:09):

And it’s not slowing down. I think it accelerates. I think a lot of entertainment companies that are losing audience, I think there’s a point where the bottom drops out.

FaZe Banks (20:19):

Definitely.

Lee Trink (20:19):

When they start to age out.

FaZe Banks (20:21):

I mean, FaZe doesn’t get enough credit, I don’t think at least. But I don’t think we get enough credit for setting the fucking tone either. You got an individual like Mr. Beast who has way more fucking star power than probably MTV as a whole platform.

Lee Trink (20:44):

Yeah, now for sure.

FaZe Banks (20:45):

He’s probably got more pull and probably gets more views than MTV does. I wouldn’t be surprised.

Keemstar (20:50):

Way more, way more.

Lee Trink (20:50):

I wouldn’t be surprised.

Keemstar (20:51):

It’s not even close. It’s not even remotely close.

(singing)

Can we talk about the switch for a second? Because I know when we first started talking, when you first took the captain’s chair in terms of steering the boat for the business. We had plans. Our ultimate plan was private acquisition. That’s what we would all talk about.

Lee Trink (22:01):

I mean, look, I’ll tell you that I never thought going public was-

FaZe Banks (22:07):

An option?

Lee Trink (22:08):

Maybe, maybe.

FaZe Banks (22:10):

Feasible?

Lee Trink (22:11):

Yeah, I think maybe back then I didn’t even know what it would take to bring us to that level. And also going public just felt like it just wasn’t in the cards for us. And part of it is even personally, being CEO of a public company-

Keemstar (22:27):

It’s kind of scary.

Lee Trink (22:30):

It kind of is. Listen, there’s intense scrutiny for us, for me personally. Listen, for you personally. For all of us.

FaZe Banks (22:30):

I’ve been living it for the last 11 fucking years.

Lee Trink (22:41):

No, you’ve been living it already. But now it’s... Great. From the financial side, that’s something I had to wrap my head around too. And it’s funny because so many people I know told me that I’d hate it, and I somehow didn’t believe them. And then I met with a friend of mine who’s the CEO of Live Nation, and his stories are fucking crazy. And even the stories of how he dealt with the pandemic. Imagine your entire business globally just shuts off. It’s just turn the water off.

FaZe Banks (23:10):

Well, their business. Our business ramped the fuck up. As long as a motherfucker has got an internet connection, We’re good. You know what I mean?

Lee Trink (23:19):

For sure. But he made me feel great about being a public CEO too, and just having a different perspective on it.

Keemstar (23:27):

Does it feel kind of like a video game? If you think about your lives, like GTA, right? You start off with no money. You’re trying to go do these missions and these challenges to the next step. And you’re filling up your bank account, or whatever. Does it feel kind of like a video game right now? Like this is a giant mission, and after this... I mean, it must seem like-

Lee Trink (23:49):

Final boss.

Keemstar (23:50):

Your life is not even real, right?

FaZe Banks (23:52):

It’s crazy.

Keemstar (23:52):

Like you’re [crosstalk 00:23:53] train?

FaZe Banks (23:53):

The final boss thing, that’s something that I’ve been teetering back-and-forth in my head. It seems almost like this was the end goal for so long for us, but now it’s in a weird way just a brand-new start to something.

Lee Trink (24:07):

I think that the most important thing-

FaZe Banks (24:09):

Chapter two, page one. You know what I’m saying?

Lee Trink (24:10):

This is not the finish line. This is a different starting line.

FaZe Banks (24:10):

Just the beginning.

FaZe Banks (24:23):

It is exciting.

Lee Trink (24:26):

I mean, honestly, the office, it just was different. The whole staff and everybody, starting yesterday it was just like everybody, it’s like everybody was [crosstalk 00:24:35].

FaZe Banks (24:34):

Our new office was right around the corner.

Lee Trink (24:36):

Oh my God.

FaZe Banks (24:37):

It’s going to be fucking awesome. We’re going to start doing some fucking really cool next-level shit. And honestly, the competition should be worried. Not throwing any shots or shade. It’s just, come on, it is what it is.

FaZe Banks (24:55):

Nate Shot was actually showing us so much love, man. He was texting me and shit. He lives and breathes this shit. I’ve always said it too. I have so much respect for this man, because outside of maybe Hex... Not maybe hex, definitely hex. He’s really the only other guy who’s doing what we’re doing, who came from what we came from, which is just nothing.

Keemstar (25:15):

Dude, we should talk about that.

Lee Trink (25:16):

On the Mount Rushmore gaming. Talk about the Mount Rushmore gaming, and how we have a lot of them. But Nate and Hex, for sure, [crosstalk 00:25:22].

FaZe Banks (25:22):

Definitely, definitely. It’s different. It’s a whole different thing when you start from nothing, and just we started doing this purely out of just love and passion for the fucking-

Lee Trink (25:35):

There wasn’t a path. No, there was no road.

FaZe Banks (25:36):

We created it, man.

Lee Trink (25:37):

That was it.

FaZe Banks (25:37):

We fucking created it.

Lee Trink (25:38):

It was a closed jungle that you had to machete your way through.

FaZe Banks (25:41):

And it was just started on Call of Duty, man. It’s the craziest thing. The fact that I met the other founders on Xbox playing Call of Duty every day, that’s fucking nuts, man.

Lee Trink (25:57):

But I think that’s why it’s so dope, man.

FaZe Banks (25:57):

Hex was 16, I think, when I met him.

Lee Trink (25:58):

No, 14.

FaZe Banks (25:59):

No, I think when I met him he was 16. He started when he was 14. But I met him, he was 16 years old, fucking living in California, Tommy. But thank God man. You know how even just the littlest things... Again, from my perspective, from my eyes, this shit is just so crazy. And it’s like, can anyone really ever get this lucky? It’s like the weirdest combination between luck and doing it right. You know what I mean? Obviously, Tommy and I had no control over where the fuck we grew up, but somehow, some way, we grew up 15 minutes down the street. And then even beyond that to take that leap and be like, okay, let’s move in together, when we’d really only ever hung out a couple times, and then to be so like-minded and just very similar personalities, and our interests and stuff, just homies off the rip, that didn’t have to happen that way. It probably shouldn’t have happened that way.

You meet a fucking random kid on Xbox. You probably don’t have a ton of things in common with them in the real world. You guys play Call of Duty together. That’s really all you know about each other. But we moved in, and we were instantly best friends. Made it really easy, because he was 15 minutes down the street. And then we made that move to New York. And nobody’s parents had to fucking... This was right at the beginning. These kids are 18 years old with plans to go to college and shit. Their parents are like, “Whatever. Fuck it. Go to New York. Play video games.”

Lee Trink (27:23):

I think about that all the time. I wish we had the conversations of you guys-

FaZe Banks (27:28):

It’s hard enough nowadays.

Lee Trink (27:28):

... convincing your parents.

FaZe Banks (27:29):

Bro, it’s hard enough nowadays.

Lee Trink (27:31):

It’s ridiculous.

FaZe Banks (27:32):

You got kids making millions of dollars, and it’s still like, “Well, we’d like to see him go to college, and we’d really like for him to stay at home, and live at home with mommy and daddy.” It’s like, bro, what? We’re talking about before any of us were making any money.

Lee Trink (27:48):

Before there was any money to be made.

FaZe Banks (27:49):

It’s crazy.

Keemstar (27:51):

It’s not even that. It’s like YouTube in general, right? You’ll have someone in their early 20s that’s crushing it, $40,000 a month they’re making on YouTube, not even necessarily in gaming, and they’re like, “I’m going to school. You never know how long this YouTube thing is going to last.” What? That makes no sense.

FaZe Banks (28:13):

It’s a fucking tragedy. It’s the saddest shit. And not to dull the conversation down, but especially over the last couple days, lots of DMs, lots of tweets from people, old faces that we really came up with, who went that road. I mean, the most famous example for me, and not to put him on blast... He’s still part of the ecosystem, and we can get into this in a second. I don’t know. Can we talk about the fact that we’ve reached out to past members and people... I don’t know. We take care of our fucking people. You know what I mean? This shit really is...

Lee Trink (28:50):

I think you can talk about that.

FaZe Banks (28:51):

This shit really is family-type shit, but GwiT was... I don’t know if you remember this, Keem, but FaZe’s top five was fucking Rain, Apex, GwiT, and that was pretty much... Jev. You know what I mean? These guys were the ones who were crushing it out the gate, really putting the fucking team on their back, making the YouTube videos, the lifestyle, the commentaries, all that shit, helping FaZe pivot from trick-shotting to that more lifestyle shit. And GwiT up and quit. His nickname for a while was FaZe Quit.

Lee Trink (29:25):

Oh, shit.

FaZe Banks (29:26):

Because he would every fucking two months would be like, “Yeah, I quit. Whatever,” and then will come back, and he’s so fucking good. And he’s an amazing entertainer, so we’d always just be like, “Yeah, whatever, come back in.” But he quit to go to school. Who the knows what his life would look like if he just rode it out with us. And then just other guys, people who I was on other teams with... And just, I don’t know. It’s crazy. And they all have the same stuff to say.

Keemstar (29:50):

Wasn’t there a story about-

FaZe Banks (29:52):

They’re like, “You guys always were fully in it.”

Lee Trink (29:55):

That’s what it took. I mean, honestly, that’s the difference.

FaZe Banks (29:58):

“Obviously, we were all fucking nerds, and played this shit all day every day, and spent probably way more time than we should have on it. But you guys spent more time, and you guys believed in it even more.” And it’s like, “Congrats.”

Keemstar (30:10):

Wasn’t there a guy that was one of the hardcore founders, just left the internet, was like, “Cool thing to do. Whatever, I’m leaving the internet”? And then what was it? Four years ago he came back, and he was like, “Whoa, what? This is still going?”

Lee Trink (30:24):

[crosstalk 00:30:24] Clips.

FaZe Banks (30:25):

Maybe clips.

Keemstar (30:25):

Yeah, Clips. I think Clips.

FaZe Banks (30:27):

Clips is the best, man. Clips is a great kid. But I mean, that’s the thing. All this shit was... For a minute C Bass just put out a tweet. He joined FaZe when it had a couple hundred subscribers. You know what I mean? That’s all it was. It was a YouTube channel. I don’t even think they had the logo made yet. I don’t think Tommy came up with the logo yet. It was fucking kids trick-shotting on Call Duty. For a very long time that’s what it was too. Like what we talked about earlier in the conversation, this has really only been an operational, real, real, real deal company for three years. And I mean, the first five... I don’t even think for the first... Let me try to see if... I don’t want to fuck up the timeline. But I think for the first five years I don’t even know if Tommy fucking registered the trademark and shit.

Lee Trink (31:13):

No, he did not. I will tell you for a fact he did not register the trademark.

FaZe Banks (31:17):

It’s crazy.

Lee Trink (31:18):

It’s registered now. Everybody, calmed down. It’s okay.

FaZe Banks (31:21):

I remember when first moved in with him too. He missed FaZe. Remember we had to spend a bunch of money to be able to just use FaZe?

Lee Trink (31:30):

Yeah.

FaZe Banks (31:31):

He missed that by a day or two. Did he ever tell you that? He was like, “I was procrastinating, I was procrastinating. I could have bought it fucking three different times.” And he had to buy FaZe Clan, or whatever, for merchandise or something. I don’t know.

Lee Trink (31:44):

But I’ll tell you-

Keemstar (31:44):

Do you want to hear how crazy, how small the internet actually is? I think it was 2010 or maybe 2009. I had this graphic kid make me a new banner for my channel, my gaming channel, way back in the day. And I gave him a shout-out or whatever. And that was his first boost of fans and stuff he got. You know who it was? FaZe Temper.

Lee Trink (31:44):

That’s amazing. That’s insane.

FaZe Banks (32:11):

That’s great.

Lee Trink (32:12):

But I actually think that not having the pressure to be a business is part of the magic, is that for so long it was just purity of doing what you guys felt right, doing what you... You cared about the community. You cared about building the community, and there was no business pressure whatsoever. And so it was able to thrive and grow and be nurtured.

FaZe Banks (32:36):

Well, in the earliest days of our relationship, Lee, you, and then myself and apex, Tommy Rain, that side of things, that’s what a lot of the conversations and differences were about, were revenue versus-

Lee Trink (32:50):

How to turn it into a business without fucking it up.

FaZe Banks (32:53):

Without fucking it up, yeah. And we’ve learned along the way. We’ve made some great decisions. We’ve made some terrible decisions.

Lee Trink (32:59):

Definitely, both, both.

FaZe Banks (33:00):

And every day that goes by we get closer and closer, and more and more on the same page. But that has always been our angle, is, “Well, no, fuck that, that’s not cool,” or, “That’s not us,” or, “That doesn’t make sense.” And then you guys are like, “Well, yeah, it does make sense, because it’s going to make us this much money.” And you know what I mean?

Lee Trink (33:19):

We actually had to figure out where the middle ground was, really, by trial and error. I mean, listen, I tell the story all the time of those early FaZe council meetings, where sometimes we’d really be yelling at each other. But I think part of it is we were passionate about the position. And that tension got us to this place that [crosstalk 00:33:43].

FaZe Banks (33:42):

Well, this shit has been the furthest thing from easy. That’s the other thing too. When you’re on the outside looking in, you don’t see these conversations. You don’t hear them. You don’t see a lot of the work that goes into this shit, and by no means was this just given to us.

Lee Trink (33:58):

We fought. I would cry to my parents about this shit all the time. I mean, I’m already a grown ass man, but crying to his parents about the hectic times. But I used to say to my dad, “We have fought for every inch. Every inch we fought.”

FaZe Banks (33:58):

Yeah, facts.

Lee Trink (34:15):

Nothing came easy to us.

FaZe Banks (34:17):

And so many people have come out the fucking woodwork, trying to get in the way, and just it up. It’s so up. And there’s so many moving parts. I mean, there’s so many people who rep the fucking FaZe name. Some of the darkest worst shit that’s happened with us has been other people just doing dumb shit. It hasn’t been easy. But it has been a fucking ride, man. I wouldn’t change anything for any... You know what I mean? I wouldn’t change any of it.

Lee Trink (34:44):

It got us to this point. Whatever it is, whatever magic of the combination of things got us to this place, and it’s a pretty fucking awesome place to be in.

FaZe Banks (34:51):

The logo is so sick, and it’s iconic.

Keemstar (34:55):

This is such a great, great thing to me, because I was behind the scenes on some dark times. To go from that to what’s happening now, it’s absolutely awesome. Very proud of you guys.

FaZe Banks (34:55):

It’s crazy.

Lee Trink (35:11):

Thanks, man.

FaZe Banks (35:13):

I’ve talked about this on the show before too. My longterm goals in life have a lot to do with that, just because of the way that I’m lived. I mean, that’s a whole nother conversation. It’s like, we started this as kids with zero business, legal, financial, nothing, really starting at zero, absolute zero. All we knew how to do was Call of Duty. And what comes with that when things start to get more real and serious, and all of our changes and switches and pivots are working, and we’re growing, you need to implement some kind of structure, and some kind of business, if you want to really fucking do it. And when you’re that young, and the industry is that knew... I mean, Keem, you remember these MOG events, these, I’m doing air quotes right now, “managers” of teams and shit. These guys are managers of Dave’s Supermarket in fucking Kansas, who are just finessing kids. And it’s like, we’ve been through the fucking wringer, man. Through a lot of shit.

Keemstar (36:20):

There was so much shitty stuff that-

Lee Trink (36:20):

Sounds like boxing promoters.

FaZe Banks (36:20):

Yeah, dude. It’s fucked.

Keemstar (36:25):

And in eSports back in the day, so many shady characters, so many scammers, so many kids that were literally fans that would make whole fake identities of investor, and just so much nonsense that was going on in the day.

FaZe Banks (36:38):

We talk about companies like UTA and WME sometimes. And in some ways they make things a little bit more difficult for us. You know what I mean? But in a lot of ways, thank God that they exist. You know what I’m saying? Because you got-

Lee Trink (36:52):

Well, you got to elevate all parts. If the gaming industry is going to thrive in all these different ways, it needs infrastructure and people to help lift it up, like what we’re doing. I mean-

FaZe Banks (37:04):

And it instigates change for us to positive.

Lee Trink (37:07):

Both ways. Look, we are harnessing culture. That’s really hard to do. And figuring out what the business is around the culture that is still figuring out what it is... FaZe was still developing into different things, and then while it’s moving you got to build a business around it. And you’re not sure. Some of it is trial and error. A lot of it is what your best guess is.

FaZe Banks (37:30):

Listen, in my personal experience, nine times out of 10, you’re going to make the fucking wrong move. You know what I mean? It’s going to be the wrong decision with the wrong people. You know what I mean? And you really...

Lee Trink (37:41):

Especially when you were kids. You guys were actual kids.

FaZe Banks (37:44):

Yeah, facts.

Lee Trink (37:46):

That’s hard.

Keemstar (37:47):

I mean, that reflects on everything in life though. People look at life success-

FaZe Banks (37:51):

But it’s extra hard, like a new-

Keemstar (37:53):

... or whatever, and what they don’t understand is that I have failed. I have failed so many times. I have failed. I’ve tried so many different things, and you really... I know it’s a cliche now because with all these people that push inspirational business advice or whatever, but you really have to collect a bunch of L’s to find a W. It’s just part of life.

FaZe Banks (38:18):

It’s just scary in business sometimes too, because once you sign certain contracts and shit like that, you know what I mean, you agree to certain shit. And sometimes you don’t always have a fucking second chance, or a way to like fix the situation.

Keemstar (38:31):

Shout out to Tfue. Shout out to Tfue. What’s up brother. We miss you.

FaZe Banks (38:35):

Thanks for nothing, Keem.

Lee Trink (38:38):

That’s so funny. That’s so funny.

Keemstar (38:42):

I had to. But what I was saying is that’s what I really want to do long term. I think I’ve always been a pretty good identifier of next up-and-coming, whether it’s brands, music, fucking anything. But it’s cool. That’s my biggest interest.

Lee Trink (39:01):

Part of it, we speak the language of the internet in a way that’s connected to youth culture now, and it’s other more traditional businesses just don’t know how to tap in that well.

FaZe Banks (39:13):

And dude, you want to talk about short-term, longterm? The internet moves faster than any other market on Earth.

Lee Trink (39:17):

Right. So it’s harder to catch up with us on it. Just look at even the last couple weeks. Who’s tapping us to connect to an audience? Dune tapped in with us. The James Bond movie.

FaZe Banks (39:29):

James Bond, yeah.

Lee Trink (39:29):

People are understanding that we are a gateway to connect to this audience, and they’re having trouble.

FaZe Banks (39:35):

I heard Dune is a fucking phenomenal movie, by the way.

Lee Trink (39:35):

It is, it is. Actually, it was sick.

FaZe Banks (39:37):

I heard it was really good.

Lee Trink (39:39):

It was sick.

FaZe Banks (39:40):

I heard the James Bond movie was sick too. Yeah, it’s fucked. It’s crazy. It’s like play to earn, that whole idea, like video games, that’s where it’s at, man. That’s where it’s at. I can’t wait for gaming to just be decentralized. For a long time a lot of the hurdles and obstacles in our way have been... And not throwing any shots at any of these companies. We actually have great relationships with probably all of these companies, if not most. But Epic Games and Activision and stuff, these guys are the fucking, they dictate everything about what happens with their game.

Lee Trink (40:19):

They own the IP, and they own the environment that it gets played in.

FaZe Banks (40:22):

If they at any point wanted to say, “You can’t play the game...”

Lee Trink (40:24):

By the way, they do it.

FaZe Banks (40:25):

That’s what I’m saying. We have to play it under their... You know what I mean? So when there’s a lot less of that, when, like I just said, the concept of play-to-earn, where... I’m not talking about you monetizing a YouTube video, or streaming on Twitch. I’m talking about you fucking jump in a game, you are fucking nasty at this game, and you win games, and you earn, you know what I mean, you earn revenue based on your performance, that idea is a very real one. There’s a lot of really smart people working on the logistics of that. And that’s the fucking future, and we are the future. It sounds cliche and a little bit corny, but it’s fucking real, man.

Lee Trink (41:03):

That’s really what it comes down to, is like, A, we are able to influence the trend. We are able to see, so you [crosstalk 00:41:15].

FaZe Banks (41:14):

And we have a genuine interest in it. It’s genuine. It’s real. Look, we’re internet kids through and through.

Lee Trink (41:20):

But we actually only fuck with it when it’s something that resonates. Otherwise it’s always a chore. We’ve learned our lesson also, that if it doesn’t resonate, it’s really not worth doing.

FaZe Banks (41:33):

Well, that’s the way the company is structured, because then you got to get fucking 50 people to get excited about something they’re not excited about. And then it’s not delivered the right way.

Lee Trink (41:40):

It doesn’t perform the way [crosstalk 00:41:42].

FaZe Banks (41:41):

They’re not happy about doing it. And just nothing about it works. You know what I mean? Is there anything else you want to talk about? I think we did a pretty good job at not fucking it up, except for my intro.

Lee Trink (41:54):

No, I actually think that there’s not going to be a lot of [crosstalk 00:41:58]-

FaZe Banks (41:58):

A ton of thing that we need to do.

Lee Trink (41:59):

... famous last words. But no, I think we did...

FaZe Banks (42:03):

Keem, what’s your take on it?

Keemstar (42:07):

Dude, I’m so excited. I’m so excited. Again, the music aspect, clothes, I mean, it’s just... I don’t know. One thing I really do want though is I loved that Optic FaZe collab so much. But I need size large. You still got me down as a fat boy over there.

FaZe Banks (42:27):

What? XL?

Keemstar (42:31):

[crosstalk 00:42:31].

Lee Trink (42:31):

[crosstalk 00:42:31] lost some weight.

FaZe Banks (42:32):

You know who the person is to text about that, right?

Keemstar (42:36):

I text Lee.

FaZe Banks (42:36):

It’s tough texting Lee. By the way, I’m a large now.

Lee Trink (42:39):

I’m just trying to get us public, but let me go fix the merch for the merch packages.

Keemstar (42:48):

Dead ass. These sizes are probably fucked up.

FaZe Banks (42:52):

Lee’s sizes, obviously. Honestly, Lee is probably getting extra larges.

Keemstar (42:55):

Lee’s busy taking the company public. I’m texting him every few months, like, “Hey, I need more face hats.”

FaZe Banks (43:02):

That’s right.

Lee Trink (43:02):

That’s so funny.

FaZe Banks (43:03):

Hey, but you get them right? I mean, come on. [crosstalk 00:43:05].

Keemstar (43:05):

I do get them. I do get them.

FaZe Banks (43:07):

Liar.

Keemstar (43:08):

Sometimes you have to go above someone’s head. I go right to the top.

Lee Trink (43:14):

You know what? I’m not scared to pick up a mop.

FaZe Banks (43:15):

The fact that he’s texting you and not me, too, is just so funny.

Lee Trink (43:18):

Whatever needs to be done, we’re getting it done. It doesn’t matter.

Keemstar (43:21):

No, but I want the viewers to understand it, if I text Banks and ask him for something, it doesn’t come. He’s onto something else right after the call.

FaZe Banks (43:28):

It’s not because I don’t love you. I can count how many fucking face shirts I have on a hand. Honestly, I’m the worst with that shit, bro. I’m the worst.

Keemstar (43:40):

You never rock it. I’m so confused.

Lee Trink (43:40):

He’s wearing one now.

FaZe Banks (43:43):

I’m wearing one right now.

Keemstar (43:46):

It’s my home attire. I’ve always said this, and maybe it’s a little bit lame of me, but I’ve always said it just feels weird to me to wear my own brand.

FaZe Banks (43:54):

But you know what? You always feel-

Keemstar (43:54):

I’ve always said that to him.

FaZe Banks (43:57):

... like a band wearing their own stuff.

Keemstar (43:57):

That’s what I’m saying.

FaZe Banks (43:57):

That’s probably how you feel.

Keemstar (43:59):

That’s how it feels when I put... And it’s like, sometimes I’ll do something the light, like that jacket. I wore that jacket a lot out, because it’s just a little FaZe hit, whatever. I’ll do like that. But it’s like-

Lee Trink (44:10):

That’s what you almost need.

Keemstar (44:11):

I got the fucking logo tattoo on my body, man. You know what I’m saying? I’m FaZe banged for life. It’s just, awe here comes the FaZe guy. You know what I mean?

Lee Trink (44:22):

When we were doing those, were looking for SPAC partners, one of the pages in our deck was a compilation of all the FaZe tattoos, of all the talent with FaZe tattoos.

FaZe Banks (44:30):

That’s sick, sick. How many are there?

Lee Trink (44:34):

I mean, they were at least a dozen on the page.

FaZe Banks (44:34):

That’s awesome.

Lee Trink (44:36):

I think they just pulled it, whatever they could find off the internet. So I bet you there’s actually a lot more than we had on that page. But it was just, when people want to understand commitment of the, how relationship with the talent, and what are the... Everybody is like, “What are the contracts like?”

FaZe Banks (44:49):

I mean, fact is if you’re in FaZe and you have tattoos, you’re getting a FaZe logo tattoo, period. It was my first tattoo ever,

Lee Trink (44:58):

To be honest, dude-

FaZe Banks (44:59):

I’m covered now. That was my first one.

FaZe Banks (45:47):

Fuck, man, we did it. It’s crazy. It’s crazy.

Lee Trink (45:50):

It’s pretty fucking incredible. Good on us.

FaZe Banks (45:53):

It’s awesome.

Lee Trink (45:54):

We deserve it.

FaZe Banks (45:55):

It’s awesome.

Lee Trink (45:55):

We fucking earned this shit. We fought for this.

FaZe Banks (45:57):

Actually, thank you, Xbox. Thank you, Microsoft, Xbox 360. Thank you, Call of Duty and Activision. Thank you, Super Sunny. Thank you, Sore Above. Thank you, FaZe Sea Bass. He recruited me to FaZe.

Lee Trink (46:10):

That’s awesome.

FaZe Banks (46:10):

Thank you, Tommy for me to move in with you. So many people to thank. So many people. Just life changing shit. Thank you, Lee, for fucking helping us be... Appreciating it.

Lee Trink (46:21):

[crosstalk 00:46:21].

Keemstar (46:21):

Keeping us in line. I was thinking about that earlier today. Just laugh, and like, me and Tommy, specifically just me and Tommy. I don’t know. Maybe Apex could go off and do this shit at some point. He’s a lot more structured and organized, and a lot more disciplined than us.

Lee Trink (46:36):

Predictable?

Keemstar (46:37):

But us, bro, no way.

FaZe Banks (46:39):

I mean, this is part-

Lee Trink (46:40):

We’re burning this shit to the ground at some point.

FaZe Banks (46:42):

Part of it is I’m glad that I had the experience that I have. I’ve been dealing with rockstars for 20 fucking years. And this is just the next version of the rockstar, really. I’m telling you that-

Lee Trink (46:53):

That’s so funny.

FaZe Banks (46:53):

... I don’t think that there’s... I mean, some rappers fill that rockstar role, but I’m telling you, as somebody who has been in that, either managing rockstars or developing that, that’s what this is. That’s why I left my business to go do this.

Keemstar (47:11):

Yeah, Banks went to Vegas. Banks went to Vegas-

FaZe Banks (47:11):

Oh boy.

Keemstar (47:13):

... and threw a chair through a window.

FaZe Banks (47:16):

You got to bring that up? Keem is always in there with the dagger from the [crosstalk 00:47:22].

Lee Trink (47:16):

That’s his thing, the drama shit.

Keemstar (47:21):

Well, you said he’s a rockstar. You said he’s a rockstar.

Lee Trink (47:21):

I mean, it’s true.

FaZe Banks (47:25):

It’s so stupid. It’s still [crosstalk 00:47:27]...

Keemstar (47:26):

That’s what rockstars do, they trash hotel rooms.

FaZe Banks (47:30):

Just be clear about this too. It was still one of the worst decisions I’ve ever made in my life. It still haunts me to this day. It sucks, man. Anytime anybody is going to Vegas I’m like, “Yeah, I can’t go.” It’s miserable.

Keemstar (47:40):

By the way-

Lee Trink (47:41):

Don’t do dumb shit.

Keemstar (47:41):

... you did go to Vegas recently. How did you sneak in?

FaZe Banks (47:44):

I didn’t sneak in. I just didn’t go. I just stayed at a place nobody else was at. Vegas is always just awful. I just gamble and lose my fucking money. And it’s whatever. You’re a fucking dick, Keem.

Keemstar (48:00):

Well, I have an announcement as well, but I think I’m going to save that for next week’s episode, because I have just so much to say, and we’ve ran 52 minutes here so far.

FaZe Banks (48:08):

I’m sure we’re going to have to cut some things out. Are you sure you want to save it?

Keemstar (48:12):

Yeah, I want to save it.

FaZe Banks (48:13):

Okay, fuck it.

Keemstar (48:13):

Because I want me and you to have a real conversation. So I’ll talk about it next week.

FaZe Banks (48:16):

This conversation was great. Lee, thank you for coming on.

Lee Trink (48:18):

No, I had fun, man. It was cool. Thank you, guys.

FaZe Banks (48:21):

It was good. I knew right away when Spotify was like, “We’d love to hear about the SPAC deal,” I was like, “I need somebody.” We need somebody here who isn’t fucking me, because me and Keem would start shooting off-

Lee Trink (48:21):

Oh, shit.

FaZe Banks (48:34):

... saying crazy shit, for sure.

Lee Trink (48:36):

I have no doubt.

FaZe Banks (48:37):

For sure. All right. Well, guys, we ask that you leave us feedback on Twitter. Lee has a Twitter too. Lee, what’s your Twitter?

Lee Trink (48:49):

Lee Trink.

FaZe Banks (48:49):

It’s just @LeeTrink.

Lee Trink (48:51):

L-E Trink.

FaZe Banks (48:51):

L-E-E-T-R-I-N-K. He’s in the whole FaZe universe, so you should be able to find him easy. I follow him. But we ask you guys, tweet us an emoji, so we can sift through the comments. We don’t have a comment section on Spotify. There’s no way for us to get feedback or comments or suggestions on the episodes. So what should the emoji be this week? Can we do a chart? Can we do the chart emoji?

Lee Trink (49:15):

No.

Keemstar (49:15):

No.

Lee Trink (49:15):

You cannot do that.

FaZe Banks (49:16):

Really?

Keemstar (49:19):

Can you tweet #FaZeUp?

FaZe Banks (49:21):

I mean, we get those all fucking day, Keem.

Keemstar (49:23):

True, true.

FaZe Banks (49:23):

That was a fucking awful idea. What emoji can we use? Let’s just get the white circle emoji. Just this blank and bland.

Lee Trink (49:33):

It’s Halloween soon. How about the pumpkin?

FaZe Banks (49:35):

There we go.

Lee Trink (49:37):

This episode had absolutely nothing to do with Halloween. I mean, or how about the number sign? I don’t know. How about the dollar sign?

FaZe Banks (49:46):

Let’s do the dollar sign. We’ll do the dollar sign.

Lee Trink (49:48):

Even that, then we’ll probably get in trouble.

Keemstar (49:49):

Yeah, you can’t do the dollar sign.

FaZe Banks (49:51):

No, we’ll do the fucking dollar sign. It’s fine. Guys, tweet us the dollar sign emoji. That way we can pick out these tweets more easier. We know that these comments are coming from Mom’s Basement viewers. Thank you guys for listening. Lee, again, thank you for coming on.

Lee Trink (50:07):

Thanks, guys.

FaZe Banks (50:07):

Keem, congrats on the retirement. We’ll be talking about that next episode. I love you guys. Feeling blessed, feeling lucky.

Lee Trink (50:07):

Same, same.

Keemstar (50:13):

And by the way, let me just say one thing before we go. I’m not retiring from Mom’s Basement. I’m going to be here forever.

FaZe Banks (50:19):

Obviously not.

Keemstar (50:20):

So we’ll see you guys next week.

FaZe Banks (50:22):

All right, peace.

Lee Trink (50:22):

Bye guys. Thanks.

Introduction (50:22):

(singing)

The discussion today contains forward-looking statements including, but not limited to, with regard to the proposed business combination between FaZe Clan and B Riley Principal 150 Merger Corp., including expectations or predictions of future financial, business performance or conditions, the industry outlook and the timing and completion of the proposed business combination transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements. FaZe Clan and BRPM are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. You are encouraged to read the Form 8-K filed by BRPM with the SEC on October 25, 2021 in connection with the proposed business combination transaction and the investor presentation that filed as an exhibit to the 8-K for a discussion of the factors that can affect the proposed business combination and the business of FaZe Clan after completion of the proposed transaction.

This podcast shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This podcast shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed business combination, BRPM plans to file a registration statement on Form S-4 with the Securities and Exchange Commission, which will include a preliminary proxy statement/prospectus relating to the proposed business combination. BRPM stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed business combination. Such documents will be available on the SEC website after they are publicly filed, at http://www.sec.gov.

Important Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between B. Riley Principal 150 Merger Corp. (“BRPM”) and FaZe Clan Inc. (“FaZe Clan”), BRPM plans to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

Forward-Looking Statements

The information in this document includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this document, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this document, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.